P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

03 JAN -2 AM 8:53

9 December 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

SUPPL

03003153

82-2083

Dear Sirs

P&O PRE-CLOSE PERIOD STATEMENT

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

pp

Sandra Scott
Deputy Company Secretary

enc

dlw 1/22

P&O

News Release

9 December 2002

SALE OF CONTRACT LOGISTICS BUSINESS

P&O announces that it has agreed to sell its contract logistics business, which constitutes the greater part of P&O Trans European, to Wincanton plc. The proceeds from the sale are £152.5 million cash which will be used to reduce Group net debt. The proceeds are due to be received on completion which is anticipated to be 31 December 2002. The sale is in line with P&O's strategy of focusing capital in its fastest growing businesses where it has a clear competitive advantage.

Commenting on the announcement, P&O Chairman, Lord Sterling said: "Our contract logistics business and its employees have made a strong contribution to P&O. However, as I said when we announced the proposed sale, P&O is focusing on those businesses which will achieve the greatest value for shareholders. Both Wincanton and our contract logistics business will benefit from the increased scale and range of services resulting from the acquisition."

For the year ended 31 December 2001, contract logistics had a turnover of £745.5 million, an EBITDA of £30.1 million and an operating profit of £15.9 million. For the 6 months to 30 June 2002 it had a turnover of £390.8 million (2001 £366.2 million) and an operating profit of £4.7 million (2001 £6.6 million).

The business had net operating assets of £190.5 million at 30 June 2002. Included in these assets were certain properties that have been transferred back to P&O prior to the sale. At the date of the transfer these properties had a book value of £26.4 million. These will be sold in due course. The transaction is conditional on the approval by the shareholders of Wincanton plc.

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com
Head Office 79 Pall Mall, London SW1Y 5EJ, England. Incorporated by Royal Charter with limited liability. Company number Z73

Further Information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7930 4343

Notes to editors:

1. P&O's contract logistics business has approximately 7,000 employees located in some 200 sites including the UK, Germany and elsewhere in Europe. It also has an established and growing presence in Eastern Europe. The business specialises in four key sectors: automotive, petrochemical, industrial and consumer goods. Its clients are primarily multinationals requiring integrated cross-border supply chain solutions.
2. The other part of P&O Trans European is a unit loads business which trades as P&O Ferrymasters. This business has strong links with P&O Ferries and will therefore be integrated into that business. At 30 June 2002, unit loads had net operating assets of £49.1 million.
3. Subject to working capital and other adjustments, the transaction will result in a loss to P&O of approximately £30 million compared to book value and a similar reduction in Group net equity. Under UK GAAP requirements, £47 million of goodwill previously written off will be reported within the total loss on disposal.
4. P&O is being advised by N M Rothschild & Sons.

(ends)